# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Chain Bridge Bancorp Inc., CIK 0001392272
CUSIP: 15746L100
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 1445-A Laughlin Avenue, McLean, Virginia (VA), 22101
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001420506-25-000659
Filed by CIK 0001599170

## Reporting persons
- FJ Capital Management LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); member of a group; shared voting power 338,236; shared dispositive power 338,236; aggregate amount beneficially owned 338,236 (10.84% of the class)
  Comment: Relating to items 6, 8, and 9 of this page: Consists of 338,236 shares of Class A common stock of the Issuer held by Financial Opportunity Fund LLC of which FJ Capital Management LLC is the managing member. Martin Friedman is the Managing Member of FJ Capital Management LLC; as such, the Reporting Person may be deemed to be a beneficial owner of reported shares but as to which the Reporting Person disclaims beneficial ownership.
- Financial Opportunity Fund LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; shared voting power 338,236; shared dispositive power 338,236; aggregate amount beneficially owned 338,236 (10.84% of the class)
  Comment: Relating to items 6, 8, and 9 of this page: Consists of 338,236 shares of Class A common stock of the Issuer held by Financial Opportunity Fund, LLC.
- Martin S. Friedman: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; shared voting power 338,236; shared dispositive power 338,236; aggregate amount beneficially owned 338,236 (10.84% of the class)
  Comment: Relating to items 6, 8, and 9 of this page: Consists of 338,236 shares of Class A common stock of the Issuer held by Financial Opportunity Fund LLC of which FJ Capital Management LLC is the managing member. Martin Friedman is the Managing Member of FJ Capital Management LLC; as such, Mr. Friedman may be deemed to be a beneficial owner of reported shares but as to which Mr. Friedman disclaims beneficial ownership.

## Item 1. Issuer
Name of issuer: Chain Bridge Bancorp Inc.
Address of issuer's principal executive offices: 1445-A Laughlin Avenue, McLean, VA 22101

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is being filed on behalf of the following Reporting Persons:
Financial Opportunity Fund LLC
FJ Capital Management LLC
Martin Friedman
Address of principal business office or, if none, residence:
FJ Capital Management, LLC
7901 Jones Branch Drive, Suite 210
McLean, VA 22102

Financial Opportunity Fund LLC
7901 Jones Branch Drive, Suite 210
McLean, VA 22102

Martin Friedman
7901 Jones Branch Drive, Suite 210
McLean, VA 22102
Citizenship:
Financial Opportunity Fund LLC and FJ Capital Management LLC - Delaware limited liability companies
Martin Friedman - United States citizen

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
FJ Capital Management LLC - 338,236 shares
Financial Opportunity Fund LLC - 338,236 shares
Martin Friedman - 338,236 shares
Percent of class:
FJ Capital Management LLC - 10.84%
Financial Opportunity Fund LLC - 10.84%
Martin Friedman - 10.84%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote:
FJ Capital Management LLC - 338,236 shares
Financial Opportunity Fund LLC - 338,236 shares
Martin Friedman - 338,236 shares
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition:
FJ Capital Management LLC - 338,236 shares
Financial Opportunity Fund LLC - 338,236 shares
Martin Friedman - 338,236 shares

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
This is a late filing as detailed in the correspondence attached hereto.

## Signatures
- FJ Capital Management LLC: Martin S. Friedman, Managing Member (05/09/2025)
- Financial Opportunity Fund LLC: FJ Capital Management LLC, its Managing Member (05/09/2025)
- Financial Opportunity Fund LLC: Martin S. Friedman, Managing Member (05/09/2025)
- Martin S. Friedman: Martin S. Friedman, Managing Member (05/09/2025)